Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

						Nine Months
						Ended
	Year Ended September 30,					June 30,
	2006	2007	2008	2009	2010	2011
Earnings:
Earnings from continuing operations before income taxes	$2,695	3,107	3,645	2,450	2,879	2,538
Fixed charges	308	356	351	362	398	279
Earnings, as defined	$3,003	3,463	3,996	2,812	3,277	2,817

Fixed Charges:
Interest Expense	$225	261	244	244	280	191
One-third of all rents	83	95	107	118	118	88
Total fixed charges	$308	356	351	362	398	279

Ratio of Earnings to Fixed Charges	9.7X	9.7X	11.4X	7.8X	8.2X	10.1X